FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * DROOK, GARY G (Last) (First) (Middle) 125 S. DAKOTA AVE. (Street) SIOUX FALLS, SD 57104 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol NORTHWESTERN CORPORATION NOR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) FEBRUARY 2003 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

CHIEF EXECUTIVE OFFICER

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON	5/24/02		P		1,200	A	$17.8257	5,610	D
COMMON (1)	2/5/03		A		233,333	A	$4.9000	233,333	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
NON-EMPLOYEE DIRECTOR STOCK OPTION	$20.3000	5/1/02		A		4,000		(2)	(2)	COMMON STOCK	4,000	$20.3000	17,300	D
NON-QUALIFIED STOCK OPTION GRANT	$4.9000	2/5/03		A	V	274,419		(3)	(3)	COMMON STOCK	274,419	$4.9000	274,419	D
INCENTIVE STOCK GRANT	$4.9000	2/5/03		A	V	61,224		(4)	(4)	COMMON STOCK	61,224	$4.9000	61,224	D

 Explanation of Responses:

ALL SHARE TRANSACTIONS AND TOTALS HAVE BEEN ROUNDED TO WHOLE SHARES.

(1)  RESTRICTED STOCK AWARDS GRANTED FEBRUARY 5, 2003.  STOCK AWARDS VEST 1/3 EACH YEAR BEGINNING ON THE FIRST ANNIVERSARY FROM DATE OF GRANT.

(2)  THE OPTION BECOMES EXERCISABLE IN EQUAL INSTALLMENTS BEGINNING ON THE FIRST ANNIVERSARY FROM DATE OF ISSUE.  THE OPTION EXPIRES TEN YEARS FROM DATE OF ISSUE.

(3)  NON-QUALIFIED STOCK OPTION GRANTED FEBRUARY 5, 2003, VESTS 1/3 ON THE FIRST ANNIVERSARY, 1/3 ON THE SECOND ANNIVERSARY AND 1/3 ON THE THIRD ANNIVERSARY FROM DATE OF ISSUE.  THE OPTION EXPIRES TEN YEARS FROM THE DATE OF ISSUE.

(4)  INCENTIVE STOCK OPTION GRANTED FEBRUARY  5, 2003, VESTS IN FOUR EQUAL INSTALLMENTS BEGINNING N THE FIRST ANNIVERSARY OF DATE OF ISSUE.  THE OPTION EXPIRES TEN YEARS FROM THE DATE OF ISSUE.

/s/ GARY G. DROOK ** Signature of Reporting Person	FEBRUARY 7, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002